February 28, 2008

Mail Stop 6010

Arie Cohen
President and Chief Executive Officer
CardioNet, Inc.
1010 Second Avenue
San Diego, California 92101

>   **Re: CardioNet, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed February 28, 2008**
>   **File No. 333-145547**

Dear Mr. Cohen:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        We welcome any questions you may have about our comments or any other
aspect of our review. Feel free to call us at the telephone numbers listed at the end of this
letter.

Risk Factors, page 11

Reimbursement for the CardioNet System by Medicare . . ., page 13

1.   We note your new disclosure here regarding the request for a CPT code that was
        voted upon by the CPT Editorial Panel in October 2007 and that the results of the
        vote are confidential. It is our understanding, however, that requestors of changes
        to CPT codes are informed of the outcomes of actions taken by the CPT Editorial
        Panel. If known to you, please revise to disclose here and on page 73 whether
        your request for a specific CPT code was granted.

Description of Capital Stock, page 124

2.   Please reconcile your disclosure here regarding your authorized capital stock with
        the provisions of Article IV.1. of exhibit 3.1. Also reconcile your disclosure on
        page 6 regarding the date you incorporated in Delaware with the date referenced
        in your CEO's first certification in exhibit 3.1.

CardioNet, Inc. Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

3.   We note your "draft" report for the effect of a reverse stock split of your stock.
        Prior to going effective, the audit report should be signed and the draft language
        should be removed. Please also apply this comment to the Consent of
        Independent Registered Public Accounting Firm filed as exhibit 23.1.

* * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Frederick T. Muto, Esq.—Cooley Godward Kronish LLP
                Ethan E. Christensen, Esq.—Cooley Godward Kronish LLP